                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (Fee required)

    For the fiscal year ended March 31, 1999

                                    or

[ ] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

    For the transition period from __________ to __________.


Commission File No. 0-16115

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      IMPCO Investment and Tax Savings Plan
                          c/o Impco Technologies, Inc.
                           (formerly AirSensors, Inc.)
                               16804 Gridley Place
                               Cerritos, CA 90703

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Impco Technologies, Inc.
                           (formerly AirSensors, Inc.)
                               16804 Gridley Place
                               Cerritos, CA 90703

Financial Statement Filed as Part of This Report:

                                                                                                      PAGE
Report of Independent Auditors..........................................................................4

Statements of Net Assets Available for Benefits.........................................................5

Statements of Changes in Net Assets Available for Benefits..............................................7

Notes to Financial Statements... .......................................................................9

Supplemental Schedules:

         Schedule of Assets Held for Investment........................................................18

         Schedule of Reportable Transactions...........................................................19

SIGNATURES

         The PLAN. Pursuant to the requirement of the Securities Exchange Act of 1934, the Administrative Committee of the IMPCO Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


         September 24, 1999

                                  IMPCO INVESTMENT AND TAX
                                  SAVINGS PLAN


                                  By /s/ Donald L. Dominic
                                  ________________________________________
                                  Donald L. Dominic, Plan Administrator

                                INDEX TO EXHIBITS

EXHIBIT NO.                                                                  PAGE
   23.1                   Consent of Ernst & Young LLP                        21

                         Report of Independent Auditors


IMPCO Technologies, Inc. as
Plan Administrator of
The IMPCO Investment and Tax Savings Plan

We have audited the accompanying statements of net assets available for benefits of IMPCO Investment and Tax Savings Plan as of March 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of March 31, 1999, and of reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                              /s/ Ernst & Young
                                     LLP
                                     Long Beach, California
                                     August 26, 1999

                    IMPCO Investment and Tax Savings Plan

   Statement of Net Assets Available for Benefits with Fund Information

                                 March 31, 1999



                                             Prudential                                  Prudential
                                             Government                                    Small       Prudential    Prudential
                                            Money Market    Prudential   Prudential       Company        Balance     Government
                                               Series      Utility Fund  Equity Fund       Fund           Fund      Income Fund
                                            -------------  ------------  ------------  -------------  ------------  ------------

ASSETS

Investments:

     Interest based accounts                $    334,908   $         -   $         -   $          -   $    -        $         -
     Pooled investments                                -       893,984     1,055,025        629,951       559,317       113,289
     Loans Receivable
                                            -------------  ------------  ------------  -------------  ------------  ------------
        Total investments                        334,908       893,984     1,055,025        629,951       559,317       113,289

Contributions receivable from
     Participants                                  6,618         4,706         6,702          5,878         3,077           706
     employer                                      1,147           957         1,261          1,143           654           123
                                            -------------  ------------  ------------  -------------  ------------  ------------
        Total contribution receivable              7,765         5,663         7,963          7,021         3,731           829

                                                       -             -             -              -                           -
                                            -------------  ------------  ------------  -------------  ------------  ------------
Net assets available for plan benefits      $    342,673   $   899,647   $ 1,062,988   $    636,972   $   563,048   $   114,118
                                            =============  ============  ============  =============  ============  ============


                                                                                                Fidelity     Fidelity
                                              Prudential     Prudential                          Advisor      Advisor
                                               Special       Government         Impco            Growth       Equity         Aim
                                                Money       Money Market     Technologies,   Opportunities   Income        Balanced
                                               Market      Private Shares     Inc. Stock          Fund           Fund          A
                                            -------------  -------------   ---------------   ------------  ------------   ----------

ASSETS

Investments:

     Interest based accounts                $          -   $          -    $            -    $         -   $         -    $       -
     Pooled investments                          142,136          8,691           136,248        460,978       155,582        1,088
     Loans Receivable
                                            -------------  -------------   ---------------   ------------  ------------   ----------
        Total investments                        142,136          8,691           136,248        460,978       155,582        1,088

Contributions receivable from
     Participants                                      -              -             3,876         15,617         6,219          407
     employer                                                                       1,912          2,131           906           50
                                            -------------  -------------   ---------------   ------------  ------------   ----------
        Total contribution receivable                  -              -             5,788         17,748         7,125          457

                                                       -              -                 -              -             -            -
                                            -------------  -------------   ---------------   ------------  ------------   ----------
Net assets available for plan benefits      $    142,136   $      8,691    $      142,036    $   478,726   $   162,707    $   1,545
                                            =============  =============   ===============   ============  ============   ==========




                                            Templeton    Prudential
                                              World        Stock
                                                 I          Index      Loan Fund        Total
                                            ----------   ----------  -------------  ------------

ASSETS

Investments:

     Interest based accounts                $       -    $       -   $          -   $   334,908
     Pooled investments                         1,796       39,833              -     4,197,918
     Loans Receivable                                                     304,026       304,026
                                            ----------   ----------  -------------  ------------
        Total investments                       1,796       39,833        304,026     4,836,852

Contributions receivable from
     Participants                                 848        3,614              -        58,268
     employer                                     153          544                       10,981
                                            ----------   ----------  -------------  ------------
        Total contribution receivable           1,001        4,158              -        69,249

                                                    -            -              -             -
                                            ----------   ----------  -------------  ------------
Net assets available for plan benefits      $   2,797    $  43,991   $    304,026   $ 4,906,101
                                            ==========   ==========  =============  ============

                             See accompanying notes.

                     IMPCO Investment and Tax Savings Plan

   Statement of Net Assets Available for Benefits with Fund Information

                               March 31, 1998


                                                Prudential                                  Prudential
                                                Government                                     Small      Prudential
                                               Money Market    Prudential     Prudential      Company      Balance
                                                  Series      Utility Fund   Equity Fund       Fund          Fund
                                               ------------   ------------   -----------    ----------    ----------
ASSETS

Investments:

    Interest based accounts                    $    369,998   $          -   $         -    $        -

    Pooled investments                                    -        976,585     1,157,021       830,727       489,303

    Loans receivable from employees                       -              -             -             -
                                               ------------   ------------   -----------    ----------    ----------
       Total investments                            369,998        976,585     1,157,021       830,727       489,303

Contributions receivable from
    participants and employer                             -              -             -             -
                                               ------------   ------------   -----------    ----------    ----------
Net assets available for plan benefits         $    369,998   $    976,585   $ 1,157,021    $  830,727       489,303
                                               ============   ============   ===========    ==========    ==========


                                                                                                                Fidelity
                                                              Prudential      Prudential                        Advisor
                                                 Prudential     Special       Government        Impco            Growth
                                                 Government      Money       Money Market     Technologies,   Opportunities
                                                Income Fund      Market     Private Shares    Inc. Stock          Fund
                                               ------------   ----------    --------------    -------------   -------------
ASSETS

Investments:

    Interest based accounts                    $          -   $        -    $            -    $           -   $           -

    Pooled investments                              103,897      135,431            12,179           80,788         249,205

    Loans receivable from employees                       -            -                 -                -               -
                                               ------------   ----------    --------------    -------------   -------------
       Total investments                            103,897      135,431            12,179           80,788         249,205

Contributions receivable from
    participants and employer                             -            -                 -                -               -
                                               ------------   ----------    --------------    -------------   -------------
Net assets available for plan benefits         $    103,897   $  135,431    $       12,179    $      80,788   $     249,205
                                               ============   ==========    ==============    =============   =============


                                                 Fidelity
                                                  Advisor
                                                  Equity
                                                  Income
                                                    Fund       Loan Fund      Total
                                               ------------   -----------  ------------
ASSETS

Investments:

    Interest based accounts                    $          -   $         -  $    369,998

    Pooled investments                              121,565             -     4,156,701

    Loans receivable from employees                       -       252,762       252,762
                                               ------------   -----------  ------------
       Total investments                            121,565       252,762     4,779,461

Contributions receivable from
    participants and employer                             -             -             -
                                               ------------   -----------  ------------
Net assets available for plan benefits         $    121,565   $   252,762  $  4,779,461
                                               ============   ===========  ============





                             See accompanying notes.

                      IMPCO Investment and Tax Savings Plan

                   Statement of Changes in Net Assets Available
                     for Benefits with Fund Information

                            Year ended March 31, 1999



                                                           Prudential                                             Prudential
                                                           Government                                               Small
                                                          Money Market       Prudential        Prudential          Company
                                                            Series          Utility Fund       Equity Fund           Fund
                                                        -------------       ------------       ------------       -----------
Additions to net assets attributed to:

    Net realized/unrealized appreciation (depreciation) $      8,131      $    (170,263)     $    (126,413)     $   (301,770)
    Investment income                                         15,368             96,845             89,945            73,017

    Contributions:
        Participants                                          66,522             58,468             86,467            75,253
        Rollovers                                                  -                  -                  -                 -
        Employer                                              12,808             11,946             18,698            15,737
        Loan repayments                                       22,992             26,065             27,875            41,409
                                                        -------------       ------------       ------------       -----------
           Total additions                                   125,821             23,061             96,572           (96,354)

Deductions from net assets attributed to:
    Benefits paid to participants(distribution)              (14,299)           (73,354)          (107,690)          (36,033)
    Loans to participants                                    (32,937)           (29,678)           (34,812)          (57,571)
                                                          -----------       ------------       ------------       -----------
        Total deductions                                     (47,236)          (103,032)          (142,502)          (93,604)
                                                        -------------       ------------       ------------       -----------
Net increase prior to interfund transfers                     78,585            (79,971)           (45,930)         (189,958)

Interfund transfers, net                                    (105,910)             3,033            (48,103)           (3,797)
                                                          -----------       ------------       ------------       -----------
Net increase (decrease)                                      (27,325)           (76,938)           (94,033)         (193,755)

Net assets available for benefits at beginning of year       369,998            976,585          1,157,021           830,727
                                                          -----------       ------------       ------------       -----------
Net assets available for benefits at end of year        $    342,673      $     899,647      $   1,062,988      $    636,972
                                                          ===========       ============       ============       ===========




                                                                                               Prudential         Prudential
                                                          Prudential        Prudential          Special             Money
                                                           Balance          Government           Money              Market
                                                            Fund           Income Fund           Market         Private Shares
                                                          ----------       -------------       -----------       -------------
Additions to net assets attributed to:

    Net realized/unrealized appreciation (depreciation) $   (21,726)      $      (1,200)     $          -       $         (37)
    Investment income                                        48,355               6,341             6,705                 485

    Contributions:
        Participants                                         39,609              11,221                 -                   -
        Rollovers                                                 -                   -                 -                   -
        Employer                                              8,554               1,870                 -                   -
        Loan repayments                                      19,674               3,132                 -                   -
                                                          ----------       -------------       -----------       -------------
           Total additions                                   94,466              21,364             6,705                 448

Deductions from net assets attributed to:
    Benefits paid to participants(distribution)              (6,619)             (8,417)                -                   -
    Loans to participants                                   (14,102)             (2,217)                -              (3,936)
                                                          ----------       -------------       -----------       -------------
        Total deductions                                    (20,721)            (10,634)                -              (3,936)
                                                          ----------       -------------       -----------       -------------
Net increase prior to interfund transfers                    73,745              10,730             6,705              (3,488)

Interfund transfers, net                                          0                (509)                -                   0
                                                          ----------       -------------       -----------       -------------
Net increase (decrease)                                      73,745              10,221             6,705              (3,488)

Net assets available for benefits at beginning of year      489,303             103,897           135,431              12,179
                                                          ----------       -------------       -----------       -------------
Net assets available for benefits at end of year        $   563,048      $      114,118      $    142,136      $        8,691
                                                          ==========       =============       ===========       =============



                                                                              Fidelity            Fidelity
                                                             Impco             Advisor            Advisor
                                                          Technologies         Growth              Equity             Aim
                                                             Stock          Opportunities          Income           Balance
                                                                                Fund                Fund               A
                                                          ------------       ------------        -----------        ---------
Additions to net assets attributed to:

    Net realized/unrealized appreciation (depreciation) $     (33,126)     $      25,068      $      (5,046)     $        39
    Investment income                                               -             16,294              7,937                8

    Contributions:
        Participants                                           38,376            132,996             61,140            1,366
        Rollovers                                                   -             19,143                  -                -
        Employer                                               18,225             18,995              9,588              132
        Loan repayments                                         5,443              4,048              1,662                -
                                                          ------------       ------------        -----------        ---------
           Total additions                                     28,918            216,544             75,281            1,545

Deductions from net assets attributed to:
    Benefits paid to participants(distribution)                (6,897)           (81,624)           (16,554)               -
    Loans to participants                                           -             (3,586)            (1,162)               -
                                                          ------------       ------------        -----------        ---------
        Total deductions                                       (6,897)           (85,210)           (17,716)               -
                                                          ------------       ------------        -----------        ---------
Net increase prior to interfund transfers                      22,021            131,334             57,565            1,545

Interfund transfers, net                                       39,227             98,187            (16,423)               -
                                                          ------------       ------------        -----------        ---------
Net increase (decrease)                                        61,248            229,521             41,142            1,545

Net assets available for benefits at beginning of year         80,788            249,205            121,565                -
                                                          ------------       ------------        -----------        ---------
Net assets available for benefits at end of year        $     142,036      $     478,726      $     162,707      $     1,545
                                                          ============       ============        ===========        =========





                                                         Templeton         Prudential
                                                           World             Stock
                                                             I               Index              Loan Fund           Total
                                                          --------        -------------       ------------     --------------
Additions to net assets attributed to:

    Net realized/unrealized appreciation (depreciation) $     101         $      2,125       $          -       $   (624,117)
    Investment income                                          10                   75             21,217            382,602

    Contributions:
        Participants                                        2,404                8,976                  -            582,798
        Rollovers                                               -                    -                  -             19,143
        Employer                                              282                1,257                  -            118,092
        Loan repayments                                         -                  152           (152,452)                 -
                                                          --------        -------------       ------------       ------------
           Total additions                                  2,797               12,585           (131,235)           478,518

Deductions from net assets attributed to:
    Benefits paid to participants(distribution)                 -                 (391)                 -           (351,878)
    Loans to participants                                       -               (2,498)           182,499                  -

                                                          --------        -------------       ------------       ------------
        Total deductions                                        -               (2,889)           182,499           (351,878)
                                                          --------        -------------       ------------       ------------
Net increase prior to interfund transfers                   2,797                    0             51,264            126,640

Interfund transfers, net(exchanges)                             -               34,295                  -                 (0)
                                                          --------        -------------       ------------       ------------
Net increase (decrease)                                     2,797               43,991             51,264            126,640

Net assets available for benefits at beginning of year          -                    -            252,762          4,779,461
                                                          --------        -------------       ------------       ------------
Net assets available for benefits at end of year        $   2,797      $        43,991      $     304,026      $   4,906,101
                                                          ========        =============       ============       ============





                         See accompanying notes.

                      IMPCO Investment and Tax Savings Plan

          Statement of Changes in Net Assets Available for Benefits
                              with Fund Information

                             Year ended March 31, 1998

                                                              Prudential                                  Prudential   Prudential
                                                              Government                                    Small      Allocation
                                                             Money Market   Prudential     Prudential      Company      Strategy
                                                                Series     Utility Fund    Equity Fund       Fund       Portfolio
                                                             ------------  -------------  -------------  ------------ ------------
Additions to net assets attributed to:
     Net realized/unrealized appreciation (depreciation)
        in fair value of investments                         $    (1,365)       177,057        221,529       167,277        7,212
     Investment income                                            15,530         95,831         68,107        75,145       49,015

     Contributions:
        Participants                                              68,891         54,271        157,297       126,595       68,148
        Employer                                                  22,054         11,610         22,468        14,423        2,195
     Loan repayments                                              22,767         24,319         22,186        31,831        4,057
                                                             ------------  -------------  -------------  ------------ ------------
           Total additions                                       127,877        363,088        491,587       415,271      130,627

Deductions from net assets attributed to:
     Benefits paid to participants                               (54,403)       (20,189)       (78,874)      (97,333)     (12,217)
     Loans to participants                                        (9,474)       (25,557)       (22,761)      (45,122)      (3,136)
                                                             ------------  -------------  -------------  ------------ ------------
        Total deductions                                         (63,877)       (45,746)      (101,635)     (142,455)     (15,353)
                                                             ------------  -------------  -------------  ------------ ------------
Net increase (decrease) prior to interfund transfers              64,000        317,342        389,952       272,816      115,274

Interfund transfers, net                                               -              -              -           655     (443,755)
                                                             ------------  -------------  -------------  ------------ ------------
Net increase (decrease)                                           64,000        317,342        389,952       273,471     (328,481)

Net assets available for benefits at beginning of year           305,998        659,243        767,069       557,256      328,481
                                                             ------------  -------------  -------------  ------------ ------------
Net assets available for benefits at end of year             $   369,998   $    976,585   $  1,157,021   $   830,727  $         -
                                                             ============  =============  =============  ============ ============

                                                                                          Prudential     Prudential
                                                             Prudential     Prudential     Special       Government
                                                               Balance      Government      Money       Money Market
                                                                Fund        Income Fund     Market     Private Shares
                                                            ------------  ---------------------------  --------------
Additions to net assets attributed to:
     Net realized/unrealized appreciation (depreciation)
        in fair value of investments                            (31,375)        4,684            (30)           (28)
     Investment income                                           63,179         6,150          6,740            369

     Contributions:
        Participants                                             25,585        10,347              -              -
        Employer                                                  5,278         1,350              -              -
     Loan repayments                                             11,895         3,012              -
                                                              ----------  ---------------------------  -------------
           Total additions                                       74,562        25,543          6,710            341

Deductions from net assets attributed to:
     Benefits paid to participants                              (21,206)      (78,906)       (11,780)        (1,927)
     Loans to participants                                       (7,807)         (863)                         (126)
                                                              ----------  ---------------------------  -------------
        Total deductions                                        (29,013)      (79,769)       (11,780)        (2,053)
                                                              ----------  ---------------------------  -------------
Net increase (decrease) prior to interfund transfers             45,549       (54,226)        (5,070)        (1,712)

Interfund transfers, net                                        443,754             -              -          8,652
                                                              ----------  ---------------------------  -------------
Net increase (decrease)                                         489,303       (54,226)        (5,070)         6,940

Net assets available for benefits at beginning of year                -       158,123        140,501          5,239
                                                            ------------  ---------------------------  -------------
Net assets available for benefits at end of year            $   489,303   $   103,897   $    135,431   $     12,179
                                                            ============  ===========================  =============

                                                                                     Fidelity         Fidelity
                                                                                     Advisor           Advisor
                                                                    Impco             Growth           Equity
                                                              Technologies, Inc.   Opportunities       Income
                                                                    Stock              Fund             Fund          Loan Fund
                                                              ------------------  --------------   --------------  --------------
Additions to net assets attributed to:
     Net realized/unrealized appreciation (depreciation)
        in fair value of investments                                     21,836          47,214           18,688
     Investment income                                                                   14,024            6,299          21,890

     Contributions:
        Participants                                                     16,805          67,354           48,086
        Employer                                                         10,933           8,743            7,250
     Loan repayments                                                      4,126           5,553            1,849        (131,595)
                                                              ------------------  --------------   --------------  --------------
           Total additions                                               53,700         142,888           82,172        (109,705)

Deductions from net assets attributed to:
     Benefits paid to participants                                       (3,573)        (32,475)          (3,506)         (6,368)
     Loans to participants                                                               (1,354)          (1,297)        117,497
                                                              ------------------  --------------   --------------  --------------
        Total deductions                                                 (3,573)        (33,829)          (4,803)        111,129
                                                              ------------------  --------------   --------------  --------------
Net increase (decrease) prior to interfund transfers                     50,127         109,059           77,369           1,424

Interfund transfers, net                                                (14,391)          5,085                -               -
                                                              ------------------  --------------   --------------  --------------
Net increase (decrease)                                                  35,736         114,144           77,369           1,424

Net assets available for benefits at beginning of year                   45,052         135,061           44,196         251,338
                                                              ------------------  --------------   --------------  --------------
Net assets available for benefits at end of year              $          80,788   $     249,205    $     121,565   $     252,762
                                                              ==================  ==============   ==============  ==============

                                                                   Total
                                                              --------------
Additions to net assets attributed to:
     Net realized/unrealized appreciation (depreciation)
        in fair value of investments                            $   632,699
     Investment income                                              422,279

     Contributions:
        Participants                                                643,379
        Employer                                                    106,304
     Loan repayments                                                      -
                                                              --------------
           Total additions                                        1,804,661

Deductions from net assets attributed to:
     Benefits paid to participants                                 (422,757)
     Loans to participants
                                                              --------------
        Total deductions                                           (422,757)
                                                              --------------
Net increase (decrease) prior to interfund transfers              1,381,904

Interfund transfers, net                                                  -
                                                              --------------
Net increase (decrease)                                           1,381,904

Net assets available for benefits at beginning of year            3,397,557
                                                              --------------
Net assets available for benefits at end of year              $   4,779,461
                                                              ==============

                      IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999


1.   DESCRIPTION OF THE PLAN

GENERAL

The IMPCO Investment and Tax Savings Plan (the Plan) is a defined contribution plan which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted July 1, 1984, and amended in 1993 and 1988.

All employees of the Company employed on or before July 1, 1984, are eligible to participate in the Plan. All other employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of any calendar month following one year of service with the Company. Effective January 1, 1999, there is no longer a service requirement.

The Board of Directors of the Company has appointed certain of its officers and employees to act as an Administrative Committee. The Administrative Committee is responsible for management and control of the operation and the administration of the Plan. Prudential Mutual Fund Services, Inc. (PMFS) has been engaged to perform certain administrative services (i.e., day-to-day recordkeeping of the Plan) and provide assistance to the Administrative Committee. The Prudential Bank and Trust Company (PBTC) is the trustee for the Plan.

The Plan has an agreement with PBTC, whereby PBTC will maintain the contributions deposited, as designated by the participants, in any one of fourteen separate funds which are described below. PMFS performs the recordkeeping for each participant's account.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                      IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999

1.       DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation, as defined in the Plan, each payroll period, up to a maximum of $10,000 for calendar year 1999 ($10,000 in 1998). The Company's matching contributions are discretionary. The Company matched elective salary deferrals up to 1.8% of compensation for the 1999 and 1998 Plan years.

"Rollover" contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan earnings are allocated based on the specific earnings of the separate fund. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants may change the current allocation among their accounts at any time through notification to PMFS. Upon reallocation, PMFS then notifies the Company of any designated changes made to a participant's account. Participants may also change the allocation of future participant and Company contributions.

                      IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999

1.       DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants have a 100% nonforfeitable right to their "salary deferral account" and "rollover account" (i.e., participant contributions plus actual earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for employer contributions and related earnings as follows:

                                                          Vested
Years of Service                                        Percentage
----------------                                     ------------------
Less than 2 years                                          0%
2 years but less than 3 years                              25%
3 years but less than 4 years                              50%
4 years but less than 5 years                              75%
5 years or more                                            100%

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

INVESTMENT OPTIONS

At March 31, 1999, the Plan has fourteen types of funds to which contributions are invested. Each fund has a unique investment strategy with various expected rates of returns. A brief description of each investment fund follows:

         PRUDENTIAL GOVERNMENT MONEY MARKET SERIES is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

         PRUDENTIAL UTILITY FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in equity and debt securities of utility companies.

                      IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999

1.       DESCRIPTION OF THE PLAN (CONTINUED)

         PRUDENTIAL EQUITY FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in the common stock of major, established corporations as well as in preferred stocks and bonds.

         PRUDENTIAL SMALL COMPANY FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested in a selected portfolio of common stocks which are generally stocks of companies with market capitalizations less than $750,000,000.

         PRUDENTIAL BALANCE FUND is a mutual fund account maintained by Prudential Investments Fund Mangement, Inc. The assets of this account are invested in stocks, bonds, and convertible securities.

         PRUDENTIAL GOVERNMENT INCOME FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in U.S. Government securities, including U.S. Treasury bills, notes, bonds, and other debt securities issued by the U.S. Treasury, and obligations issued by or guaranteed by U.S. Government agencies or instrumentalities. This fund may also write covered call options and covered put options and purchase put and call options.

         PRUDENTIAL SPECIAL MONEY MARKET is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

                       IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999

1.       DESCRIPTION OF THE PLAN (CONTINUED)

         PRUDENTIAL GOVERNMENT MONEY MARKET PRIVATE SHARES is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.


         IMPCO TECHNOLOGIES, INC. STOCK is a special stock account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested directly in the publicly-traded stock of Impco Technologies, Inc. (formerly AirSensors, Inc.).

         FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND is a mutual fund maintained by Prudential Mutual Fund Management. The assets of this account are invested primarily in the common stocks of major, established corporations as well as in debt obligations and equity securities.

         FIDELITY ADVISOR EQUITY INCOME FUND is a mutual fund account maintained by Prudential Mutual Fund Management. The assets of this account are invested in portfolios consisting of stocks, bonds, convertible securities and short-term investments.

         AIM BALANCED A FUND is a mutual fund account maintained by Prudential Mutual Fund Management. The assets in equities, and the balance in investment-grade fixed imcome securities. The fixed-income protion may include U.S. government obligations, mortgage or asset-backed securities and corporate debt.

         TEMPLETON WORLD I is a mutual fund account maintained by Prudential Mutual Fund Management. The fund has a flexible policy of ivesting in companies and governments of any nation. It is long-term capital growth; realized income is incidental.

         PRUDENTIAL STOCK INDEX Z is a mutual fund account maintained by Prudential Mutual Fund Management. The fund invests assets in securities listed on the S&P 500 index.

The loan fund is used to account for the amount participants have borrowed from

                      IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999

the Plan.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested interest from their fund accounts subject to Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants' accounts and bear interest at a rate of 8.50% to 8.95%. The term of participant loans may not exceed five years except under certain conditions as defined in the Plan. Principal and interest are paid ratably through monthly payroll deductions.

                      IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999

1.       DESCRIPTION OF THE PLAN (CONTINUED)


PAYMENT OF BENEFITS

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their account. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts.

2.   SUMMARY OF ACCOUNTING POLICIES

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

Investments with PBTC are stated at fair value as determined by publicly-quoted market price. The participant loans are recorded at cost which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   ADMINISTRATIVE AND CONTRACT EXPENSES

Administrative and contract expenses are paid by the Company. During the 1999 Plan year, 1999 administrative expenses of approximately $7,000 ($17,000 in 1998) were paid directly by the Company.

   USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   RECLASSIFICATIONS

Certain 1998 balances have been reclassified to conform with 1999 classifications.

                      IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999



3.   INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated March 11, 1994, stating that the written form of the underlying prototype plan document is qualifed under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax emempt.

4.   PLAN TERMINATION

                       IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of Employee Retirement Income Security Act. In the event of plan termination, the participants become 100% vested, and the amounts in each participant's account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

                      IMPCO Investment and Tax Savings Plan
                          Notes to Financial Statements
                                 March 31, 1999

5.   PARTY-IN-INTEREST TRANSACTIONS

The records of the Plan indicate no party-in-interest transactions which are prohibited by the Employee Retirement Income Security Act and for which no statutory or administrative exemption exists.


6.  YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor completed substantially all Year 2000 preparations. The Plan Sponsor does not expect this project to have a significant effect on Plan operations.

                    The IMPCO Investment and Tax Savings Plan
                             Supplemental Schedules

                      IMPCO Investment and Tax Savings Plan
                 Schedule of Assets Held for Investment Purposes
                            Year ended March 31, 1999

                                                                                                                            Current
Identity of Issuer                                            Description of Investment                  Cost                Value
-----------------------------------------------------------------------------------------------------------------------------------
REGISTERED INVESTMENT COMPANIES:
  Prudential Bank and Trust Company*                 Prudential Government
                                                        Money Market Series/334,908.48                   $334,908          $334,908

  Prudential Bank and Trust Company*                 Prudential Utility Fund/81,340.71                   $869,429          $893,984

  Prudential Bank and Trust Company*                 Prudential Equity Fund/53,064.67                    $807,688        $1,055,025

  Prudential Bank and Trust Company*                 Prudential Small Company Fund/56,516.43             $746,642          $629,951

  Prudential Bank and Trust Company*                 Prudential Balance Fund/46,610.57                   $607,353          $559,317

  Prudential Bank and Trust Company*                 Prudential Government
                                                        Income Fund/12,629.88                            $114,943          $113,289

  Prudential Bank and Trust Company*                 Prudential Special Money
                                                        Market/ 142,138.09                               $142,135          $142,136

  Prudential Bank and Trust Company*                 Prudential Government Money
                                                        Market Private Shares/ 8,890.75                    $8,891            $8,691

  Fidelity Investments                               Fidelity Advisor Growth
                                                        Opportunities Fund/9,288.29                       $405,885          $460,978

  Fidelity Investments                               Fidelity Advisor Equity
                                                        Income Fund/5,643.17                             $143,350          $155,582

  Prudential Bank and Trust Company*                 AIM Balanced Fund/37.84                              $1,049            $1,088

  Prudential Bank and Trust Company*                 Templeton World I/108.76                              $1,695            $1,796

  Prudential Bank and Trust Company*                 Prudential Stock Index/1,377.84                      $37,885           $39,833

  COMMON STOCK:
  Impco Technologies, Inc.*                          Common Stock/13,292.45                              $157,224          $136,248




  LOANS:
  Participant's Promissory Notes*                    Interest rate of  8.50% - 8.95%                      $0               $304,027

  *  Indicates party in interest to the Plan





                                                                                   Current
                                                                                   Value of
                                                                                   Asset on
Identity of Party Involved      Description of Investment    Purchase    Sale     Transaction   Net Gain
                                                              Price      Price        Date       (Loss)
--------------------------------------------------------------------------------------------------------
CATEGORY (I) - A SINGLE
TRANSACTION IN EXCESS
 OF 5% OF PLAN ASSETS
                                                    None

CATEGORY (ii) - A SERIES OF
TRANSACTIONS (OTHER THAN
TRANSITITONS RESPECTING
SECURITIES) IN EXCESS OF
5% OF PLAN ASSETS
                                                    None

CATEGORY (iii) - A SERIES OF
AGGREGATED TRANSACTIONS
IN EXCESS OF 5% OF CURRENT
VALUE OF PLAN ASSETS

#   Fidelity Advisor Growth Opportunities Fund                274,174                274,174
    Prudential Government Money Market Series                 108,714                108,714
    Prudential Government Money Market Series                           157,076      157,076       (491)
    Prudential Utility Fund                                   192,270                192,270
    Prudential Utility Fund                                              87,890       87,890      9,507
    Prudential Equity Fund                                    218,135                218,135
    Prudential Equity Fund                                              178,526      178,526     28,123
    Prudential Small Company Fund                             199,337                199,337
    Prudential Small Company Fund                                        93,565       93,565      5,165
    Fidelity Advisor Growth Opportunities Fund                           89,835       89,835     19,357


CATEGORY (iv) - A SINGLE
TRANSACTION (EXCLUDING
CERTAIN TEMPORARY INVESTMENTS)
INVOLVING SECURITIES FOR WHICH
A PRIOR OR SUBSEQUENT
CATEGORY (I) TRANSACTION HAS
OCCURRED DURING THE YEAR
                                                     None

        #  Party in interest

        *  Information not readily available